# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEELINE HOLDINGS, INC., CIK 0001534708
CUSIP: 277802500
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 188 VALLEY STREET,, SUITE 225, PROVIDENCE, Rhode Island (RI), 02909
Date of event which requires filing of this statement: 03/07/2025
Filed by CIK 0001264473
Persons authorized to receive notices and communications: MICHAEL HARRIS, ESQ., 3001 PGA BLVD, STE 305, PALM BEACH GARDENS, Florida (FL), 33410, 561-686-3307

## Reporting persons
- Nicholas Reyland Liuzza Jr. (CIK 0001264473): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 2,736,041; shared voting power 0; sole dispositive power 2,736,041; shared dispositive power 0; aggregate amount beneficially owned 2,736,041 (38.2% of the class)
  Comment: 11. Represents outstanding shares of the Issuer's common stock over which the Reporting Person has dispositive and voting control. Gives effect to Series G Convertible Preferred Stock and Warrants convertible and exercisable within 60 days of March 7, 2025. See Item 5.
  
  13. Based on 6,289,792 shares of common stock outstanding as of March 19, 2025, and gives effect to shares of common stock underlying Series G Convertible Preferred Stock and Warrants held by the Reporting Person convertible and exercisable within 60 days of March 7, 2025. All share amounts reflected in this report give effect to the 1:10 reverse stock split which took effect on March 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: BEELINE HOLDINGS, INC.
Address of issuer's principal executive offices: 188 VALLEY STREET,, SUITE 225, PROVIDENCE, Rhode Island (RI), 02909

## Item 2. Identity and Background
Name of person filing: Nicholas Reyland Liuzza Jr.
Residence or business address: 188 Valley Street, Suite 225, Providence, RI 02909
Present principal occupation or employment: Mr. Liuzza is the Chief Executive Officer and a director of Beeline Holdings, Inc. [Nasdaq: BLNE].
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person received shares of Series F-1 Convertible Preferred Stock ("Series F-1") and Series F Convertible Preferred Stock ("Series F") in connection with the Issuer's merger with Beeline Financial Holdings, Inc. ("Beeline") which closed on October 7, 2024, as disclosed in a Current Report on Form 8-K filed by the Issuer on that date. Subsequently, across five transactions which were previously disclosed in the Statements of Changes in Beneficial Ownership of Securities on Form 4 filed on December 19, 2024, December 31, 2024, February 18, 2025, February 21, 2025, and March 3, 2025, the Reporting Person invested with personal funds a total of $2,997,159 and acquired shares of Series G Convertible Preferred Stock ("Series G") convertible into 587,679 shares of common stock and Warrants to purchase 293,840 shares of common stock. Additionally, across twelve transactions which were previously disclosed in the Statements of Changes in Beneficial Ownership of Securities on Form 4 filed on December 11, 2024 and a Form 4 filed on March 20, 2025, the Reporting Person invested with personal funds a total of $86,239 and acquired 22,050 shares of Common Stock on the open market. On March 7, 2025, the Issuer's shareholders approved the conversion of the Series F-1, Series F and Series G and the exercise of the Warrants. Accordingly, the Reporting Person converted the Series F-1 and Series F into shares of common stock on March 7, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Executive Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 2,736,041 shares of the Issuer's common stock. This includes 2,532,825 shares owned directly and 203,216 shares owned by a family trust over which the Reporting Person exercises dispositive and voting control. The above number of shares amounts to approximately 38.2% of the 6,289,792 outstanding shares of common stock as of March 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with his investments in the Series G and Warrants, the Company entered into Securities Purchase Agreements and Registration Rights Agreements with Mr. Liuzza. The terms of the Securities Purchase Agreements, Series G, Warrants, and related Registration Rights Agreements were previously disclosed in the Current Reports on Form 8-K filed on December 3, 2024, March 5, 2025, and March 10, 2025. Copies of these documents were included as exhibits to such Current Reports on Form 8-K.

## Signatures
- Nicholas Reyland Liuzza Jr.: /s/ Nicholas Reyland Liuzza, Jr., Nicholas Reyland Liuzza, Jr., individually (03/20/2025)